Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 10 DATED DECEMBER 15, 2020
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated June 15, 2020, Supplement No. 3, dated July 15, 2020, Supplement No. 4, dated July 21, 2020, Supplement No. 5, dated August 14, 2020, Supplement No. 6, dated August 27, 2020, Supplement No. 7, dated September 15, 2020, Supplement No. 8, dated October 15, 2020 and Supplement No. 9, dated November 13, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of January 1, 2021;
●	the calculation of our November 30, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	an update regarding the impacts of the novel coronavirus (“COVID-19”);
●	updated information regarding distributions;
●	an update on our assets and performance; and
●	updated experts information.
●	JANUARY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 1, 2021 (and distribution reinvestment plan issuances following the close of business on December 31, 2020 and share redemptions as of December 31, 2020) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.1054	$10.5816
Class W	$10.1054	$10.1054
Class I	$10.1054	$10.1054

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “November 30, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	NOVEMBER 30, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures. Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships.

At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of November 30, 2020 and October 31, 2020:

	As of
(in thousands)	November 30, 2020	October 31, 2020
Investments in industrial properties	$1,370,000	$1,327,050
Investment in unconsolidated joint venture partnerships	330,718	316,490
Cash and cash equivalents	303,724	310,205
Other assets	3,094	9,486
Line of credit, term loan and mortgage notes	(582,750)	(582,750)
Other liabilities	(26,289)	(26,583)
Accrued performance component of advisory fee	(8,139)	(7,062)
Accrued fixed component of advisory fee	(938)	(913)
Aggregate Fund NAV	$1,389,420	$1,345,923
Total Fund Interests outstanding	137,493	133,366

The following table sets forth the NAV per Fund Interest as of November 30, 2020 and October 31, 2020:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of November 30, 2020
Monthly NAV	$1,389,420	$1,284,506	$74,192	$27,075	$3,647
Fund Interests outstanding	137,493	127,111	7,342	2,679	361
NAV Per Fund Interest	$10.1054	$10.1054	$10.1054	$10.1054	$10.1054
As of October 31, 2020
Monthly NAV	$1,345,923	$1,245,465	$70,650	$26,166	$3,642
Fund Interests outstanding	133,366	123,411	7,001	2,593	361
NAV Per Fund Interest	$10.0920	$10.0920	$10.0920	$10.0920	$10.0920

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of November 30, 2020, we estimated approximately $45.4 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of November 30, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Average holding period (years)	10.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.3%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	IMPACT OF COVID-19

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. The extent of the impact on the commercial real estate sector continues to vary dramatically across real estate property-types and markets, with certain property segments affected particularly harshly. While no property sector is immune to COVID-19, the industrial real estate sector continues to outperform most property sectors. Our operating portfolio is 94.7% leased with collection rates averaging 99.0% for the month of November. Our diversified tenant base includes many quality tenants with strong operating histories and a weighted average lease term of 4.7 years – all of which we believe create stability and resiliency. We ended November with $2.0 billion in assets under management, which includes the fair value of our real estate investments, the fair value of our net investment in unconsolidated joint venture partnerships and over $300.0 million in cash and cash equivalents, as well as 29.1% leverage, which is calculated as our total borrowings outstanding divided by the fair value of our real properties plus our net investment in unconsolidated joint venture partnerships plus cash and cash equivalents. We continue to seek high quality, income-producing real estate, with a focus on core industrial opportunities. While much remains unknown regarding the broader economy, we believe we are in a position of strength to weather the effects of COVID-19 while providing our stockholders with access to high quality, income-producing commercial real estate. We are confident in our disciplined investment strategy, asset base, and underlying tenant composition.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of November 2020 and were paid to all stockholders of record as of the close of business on November 30, 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
November 2020	12/1/2020	$0.037	$0.041	$0.045

●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of November 30, 2020, we had $2.0 billion in assets under management (calculated as fair value of investment in industrial properties and fair value of investment in unconsolidated joint venture partnerships, plus cash and cash equivalents), and our leverage ratio was approximately 29.1% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in unconsolidated joint venture partnerships plus cash and cash equivalents).

As of November 30, 2020, we owned and managed, either directly or through our minority ownership interests in our joint venture partnerships (which are presented as if we own a 100% interest), a total real estate portfolio that included 128 industrial buildings totaling approximately 29.9 million square feet located in 23 markets throughout the U.S., with 201 customers, and was 83.3% occupied (87.6% leased) with a weighted-average remaining lease term (based on square feet) of 4.7 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of November 30, 2020, our total real estate portfolio included:

●	114 industrial buildings totaling approximately 27.3 million square feet comprised our operating portfolio, which includes stabilized properties, and was 91.0% occupied (94.7% leased); and
●	14 industrial buildings totaling approximately 2.6 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Of our total portfolio, we owned and managed 67 buildings totaling approximately 17.5 million square feet through our minority ownership interests in our joint venture partnerships. In addition, as of November 30, 2020, through our minority joint venture partnerships, we owned and managed 16 buildings either under construction or in the pre-construction phase totaling approximately 5.1 million square feet.

During the month ended November 30, 2020, we directly acquired two buildings comprised of approximately 0.2 million square feet for an aggregate total purchase price of approximately $36.7 million.

The following table sets forth the top ten geographic allocations of our total real estate portfolio based on fair value as of November 30, 2020:

	Total (1)			Consolidated
($ and square feet in thousands)	Number of Buildings (2)	Fair Value of Real Property	% of Fair Value	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	19	$271,914	15.0%	7	$175,050	12.8%
Dallas	12	251,710	13.9	8	223,950	16.3
New Jersey	19	221,878	12.3	7	150,650	11.0
Pennsylvania	19	213,678	11.8	9	166,700	12.2
Las Vegas	7	151,600	8.4	7	151,600	11.1
Reno	6	136,300	7.5	6	136,300	9.9
Central Valley	4	66,986	3.7	1	50,350	3.7
South Florida	7	58,590	3.2	2	42,250	3.1
Orlando	2	50,850	2.8	2	50,850	3.7
Seattle	6	49,142	2.7	-	-	-
Other	43	336,560	18.7	12	222,300	16.2
Total Portfolio	144	$1,809,208	100.0%	61	$1,370,000	100.0%

(1)	Represents our total portfolio of owned and managed properties, including our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our minority ownership interests in our joint venture partnerships. Unconsolidated properties are presented based on our effective ownership interests.
(2)	Includes 16 buildings that are either under construction or in the pre-construction phase that are owned through our minority ownership interests in our joint venture partnerships.

As of December 9, 2020, our total portfolio had collection rates averaging 99.0% for the month of November.

The following table sets forth the total shareholder returns for the periods ended November 30, 2020:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	0.50%	4.92%	4.90%
Class T Share Total Return (with sales charge) (3)	(4.02)	0.20	3.34
Class W Share Total Return (3)	0.54	5.44	5.49
Class I Share Total Return (3)	0.58	5.95	5.93

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 2 in Part I of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	EXPERTS

The statements included in this Supplement under the section titled “November 30, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.